Exhibit 99.3

RNS Number:9141Y
Wolseley PLC
20 May 2004

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1   Name of company:

Wolseley plc

2   Name of director:

Gareth Davis

3   Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

The director named above

4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Gareth Davis

5   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

n/a

6   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Share Purchase

7   Number of shares/amount of stock acquired:

6,202

8   Percentage of issued class:

0.001%

9   Number of shares/amount of stock disposed:

nil

10   Percentage of issued class:

n/a

11   Class of security:

Ordinary shares of 25 pence each

12   Price per share:

800.5p

13   Date of transaction:

20 May 2004

14   Date Company informed:

20 May 2004

15   Total holding following this notification:

6,202

16   Total percentage holding of issued class following this notification:

0.001%

17   Contact name for queries:

M J White, Company Secretary

18   Contact telephone number:

0118 929 8700

25   Name of company official responsible for making notification:

M J White

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END